Exhibit 11.1

FORMULA SYSTEMS (1985) LTD.
INSIDER TRADING POLICY- AS REVISED- FEBRUARY 2026

I.	Introduction

The following is the Insider Trading Policy (“Policy”) of Formula Systems (1985) Ltd. (“Formula” or the “Company”). The Policy outlines the restrictions on trading in the securities of Formula and its publicly-traded subsidiaries or affiliates (collectively, “Subsidiaries”), and related procedures that all Company personnel must follow. This Policy and its restrictions and procedures arise from our responsibilities as a public company. Failure to comply with the Policy could result in a serious violation of U.S. or Israeli securities laws and could result in civil and criminal penalties for both you and Formula. The Policy is periodically updated to meet changing legal requirements, and it is important that you review the Policy carefully. The Policy was last updated and approved by Formula’s Board of Directors (the “Board”) on February 17, 2026.

II.	Insider Trading and Tipping

The Policy applies to all (1) members of the Board, officers, and employees of the Company (“Insiders”) (including former Insiders, for so long as they are still in possession of material nonpublic information (as described below)); (2) consultants, representatives, and independent contractors of the Company (“Representatives”) (including former Representatives, for so long as they are still in possession of material nonpublic information); and (3) immediate family members and controlled entities of Insiders and Representatives (“Related Parties”). Immediate family members include persons in the same household and family members whose investment decisions regarding Formula’s or its Subsidiaries’ securities are determined by the Insider or Representative. The term “control” means the possession, direct or indirect, of the power to direct or cause the direction of management and policies of an entity, whether through the ownership of voting securities, by contract, or otherwise. Examples of persons who may be deemed to control a controlled entity include, but are not limited to, members of the entity’s board of directors, its executive officers, and significant owners of its voting shares.

Insiders, Representatives, and Related Parties are prohibited from transacting in Formula securities or Subsidiaries’ securities while in possession of material nonpublic information. Insiders, Representatives, and Related Parties are also prohibited from passing material nonpublic information related to Formula or its Subsidiaries to other persons or entities unless such other persons or entities undertake in writing not to use the information for trading or further disseminate the information to persons or entities with potential to trade using the information, in each case while such information is material non-public information. Liability resulting from passing material nonpublic information in violation of the foregoing can extend both to the “tippee,” the person who traded Formula securities or its Subsidiaries’ securities based on the material nonpublic information, and to the “tipper,” the Insider, Representative, or Related Party who passed the material nonpublic information to the tippee.

The prohibitions on insider trading and tipping are also applicable to securities of companies other than Formula and its Subsidiaries. Once aware of material nonpublic information of companies other than Formula or its Subsidiaries, which information is obtained through such company’s relationship with the Company, the Subsidiaries, Insiders, Representatives, or Related Parties are prohibited from trading in those other companies’ securities based on the information or passing the information on to other persons or entities. This prohibition also applies even when not possessing material nonpublic information concerning the other company, but rather merely based on material nonpublic information related to Formula or its Subsidiaries themselves. A person or entity that trades in any company’s securities while in possession of material nonpublic information regarding Formula, a Subsidiary, or that unaffiliated company, or passes Formula’s, a Subsidiary’s, or that other company’s material nonpublic information to other persons or entities that use such information, faces severe civil and criminal penalties. There are no minimum limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned investigations and lawsuits by the U.S. Securities and Exchange Commission (the “SEC”). Persons found liable for insider trading face civil penalties of up to three times the profit gained or loss avoided, criminal fines of up to $5 million, and criminal sentences of up to 25 years in prison. Formula could face penalties of three times the profit gained or loss avoided, and a criminal penalty of up to $25 million, for failing to take steps to prevent insider trading.

Without regard to the penalties that may be imposed by government authorities, willful violation of this Policy constitutes grounds for dismissal from the Board, termination of your employment, or with respect to Representatives, termination of the business relationship between the Company and such Representative. There are almost no exceptions to the prohibition against insider trading. For example, it does not matter that an Insider, Representative, or Related Party planned or committed to a transaction in question before gaining possession of material nonpublic information, regardless of the economic loss that the person may believe he or she might suffer as a consequence of not trading. The few limited exceptions are described below in Section VII(4) of this Policy. The compliance of a Related Party with this Policy is the responsibility of the Insider or Representative whose relationship with the Related Party has given rise to the Related Party status.

Finally, the appearance of insider trading can cause a substantial loss of confidence in Formula, its Subsidiaries and their securities on the part of the public and the securities markets. This could obviously have an adverse impact on Formula, its Subsidiaries and their respective shareholders, and this Policy is designed to prevent the appearance of insider trading as well as actual insider trading.

III.	Nonpublic Information and Full Disclosure; Material Information

It is prohibited for Insiders, Representatives, and Related Parties to consummate transactions in Formula’s or its Subsidiaries’ securities (purchases, sales, non-bona fide gifts and other transfers) based on material nonpublic information. Nonpublic information is any information that has not yet been fully disclosed to the public. Full disclosure to the public generally means any widespread publication of the information, often via a widely disseminated press release. Full public disclosure can also be accomplished by the furnishing or filing of a document to or with the SEC, the posting of information on the “Investor Relations” portion of the Company’s or its Subsidiary’s corporate website or on the Company’s or its Subsidiary’s official widely-followed social media accounts (such as Linked In, X, Facebook or Instagram) or by a pre-announced, publicly accessible webcast or conference call. A speech to an audience, a television or radio appearance, or an article in an obscure magazine does not qualify as full disclosure. Full disclosure means that the securities markets have had the opportunity to digest the news. Full public disclosure does not immediately free Insiders, Representatives, and Related Parties to trade. Generally, once one full trading day passes following full public disclosure, the material information that was previously nonpublic will be regarded as sufficiently disseminated and interpreted by the market. Accordingly, for purposes of this Policy, Insiders, Representatives, and Related Parties may not engage in a transaction (purchase, sale, non-bona fide gift or other transfer) in Formula’s or its Subsidiary’s securities based on material nonpublic information at any time between the date on which that material nonpublic information becomes known to the individual and the passage (i.e., the close of business) of one complete trading day after such information has been fully publicly disclosed.

It is not possible to define all categories of material information. In general, information should be regarded as material if there is some likelihood that the information would be considered important by an investor in making a decision regarding the purchase or sale of Formula’s or its Subsidiary’s (as applicable) securities. Although it may be difficult under this standard to determine whether certain information is material, there are various categories of information that would almost always be regarded as material. Examples of such information are:

1.	Major corporate partnering transactions or proposed acquisitions or divestitures

2.	Resignation or hiring of key personnel

3.	Receipt, cancellation, or deferral of significant purchase orders

4.	New project or product announcements of a significant nature by any of Formula’s subsidiaries and affiliates.

5.	Material pricing changes with respect to Formula’s subsidiaries and affiliates products or services

6.	Proposed payment of a dividend or change in dividend policy

7.	Planned share splits or repurchases

8.	New equity or debt offerings

9.	Significant litigation exposure by Formula or by anyone of its subsidiaries and affiliates

10.	Periodic financial reports of Formula or anyone of its subsidiaries and affiliates

11.	Any other factors which would cause the Company’s or its Subsidiaries’ financial results to be substantially different from analysts’ estimates.

The Chief Financial Officer of the Company or, in her/his absence or unavailability, the Chief Executive Officer of the Company should be contacted for clarification when there are any questions regarding the materiality of information. Furthermore, an Insider and/or Representative who believes he or she might be in possession of material nonpublic information and is contemplating a transaction in Formula’s or its Subsidiary’s securities must contact the Chief Financial Officer or the Chief Executive Officer of the Company, as set forth above, prior to executing the transaction to determine whether he or she may properly proceed. Directors and officers should be particularly careful, since avoiding the appearance of engaging in securities transactions on the basis of material nonpublic information can be as important as avoiding a transaction actually based on such information.

IV.	Covered Securities

Securities, as defined in this Policy, refer to the Company’s or its Subsidiaries’ ordinary shares, American Depositary Shares representing ordinary shares (“ADSs”), preferred shares, bonds, notes or debentures, put and call options and other derivative securities and other marketable securities. This Policy applies to the securities of Formula, as well as securities of any of Formula’s publicly traded Subsidiaries, provided, however, that with respect to such Subsidiaries, this Policy shall apply only to the extent that the applicable Subsidiary’s own insider trading policy does not govern, address, or otherwise regulate the relevant conduct or transaction. This Policy further applies to the securities of any third party to the extent that an Insider or Representative acquires material nonpublic information regarding the third party through such third party’s relationship with Formula or with or any of its publicly traded Subsidiaries.

V.	Blackout Periods

In addition to the requirement that Insiders, Representatives, and Related Parties not transact in Formula’s or its Subsidiaries’ securities when in possession of material nonpublic information—regardless of when that might be, all Insiders, Representatives, and Related Parties are furthermore prohibited from transacting during certain regular quarterly and annual, and certain special, “blackout” periods.

A.	Regular Blackout Periods. Insiders, Representatives, and Related Parties may not engage in a transaction involving Formula’s or its Subsidiaries’ securities during the following blackout periods (each, a “Regular Blackout Period”):

1.	First, Second, and Third Fiscal Quarters

With respect to each of the Company’s first, second, and third fiscal quarters, unless and until a specific public reporting date has been formally determined (as described in the next paragraph), the Regular Blackout Period shall commence twenty-five (25) calendar days prior to the estimated public reporting date of the Company’s quarterly financial results for the applicable quarter—which reporting date shall be assumed to be the 15th calendar day of the second month following quarter end for purposes of this Policy, such that the blackout period shall begin 25 days prior to each such reporting date— on April 20, July 20 and October 20 for the first, second, and third fiscal quarter ends, respectively, and shall continue until the passage (i.e., the close of business) of one complete business day after the financial results of the Company’s operations for such quarter have been publicly announced.

2.	Fourth Fiscal Quarter and Full Fiscal Year

With respect to the Company’s fourth fiscal quarter and full year results, the Regular Blackout Period shall commence thirty (30) calendar days prior to the estimated public reporting date of the Company’s annual financial results— which reporting date shall be assumed to be March 15 for purposes of this Policy, such that the blackout period shall begin thirty (30) days beforehand, on February 10 following each fiscal year-end— and shall continue until the passage (i.e., the close of business) of one complete business day after the financial results of the Company’s operations for such fourth quarter and fiscal year have been publicly announced.

B.	Special Blackout Periods. From time to time, Formula may impose other special blackout periods (each, a “Special Blackout Period”) upon notice to some or all Insiders and Representatives to prohibit transactions in Formula’s or its Subsidiaries’ securities. Formula will notify the affected Insiders and Representatives to inform them of the restrictions. In such an event, all notified Insiders and Representatives, as well as such notified Insiders’ and Representatives’ Related Parties, are prohibited from transacting in Formula’s or its Subsidiaries’ securities and should not disclose the existence of the Special Blackout Period to other persons or entities. The prohibitions on transacting during the Special Blackout Period shall end upon the passage (i.e., the close of business) of one complete business day after the Special Blackout period has been lifted.

C.	Prohibited Transactions. Prohibited transactions during a blackout period include the following:

1.	open market purchase or sale of Formula’s or its Subsidiaries’ securities (i.e., through a broker);

2.	private (i.e., off-market) purchase or sale of Formula’s or its Subsidiaries’ securities;

3.	exercise of share options where all or a portion of the acquired shares are sold during the blackout period (for the avoidance of doubt, exercise of share options alone is permitted during a blackout period); and

4.	other dispositions of Formula’s or its Subsidiaries’ securities for value.

D.	Responsibilities of Insiders and Representatives. Though Formula typically notifies Insiders at the start of Regular Blackout Periods, it is the Insider’s obligation to keep track of blackout periods and to maintain compliance with the requirements related to blackout periods. Representatives are similarly obligated to keep track of blackout periods and maintain compliance with the requirements related to blackout periods. Furthermore, an Insider or Representative whose relationship with a Related Party has given rise to the Related Party status is responsible for the compliance of that Related Party.

VI.	Pre-Clearance

All directors and executive officers (officers at Vice-President levels and above) of the Company must inform the Chief Financial Officer or the Chief Executive Officer of the Company, as set forth above, and receive approval at least three business days prior to an intended transaction whenever they intend to execute a trade in Formula’s or its Subsidiaries’ securities, including the placing of limit orders. At the time of executing a trade in Formula’s or its Subsidiaries’ securities, such individuals will be responsible for verifying that Formula (and if applicable to the individual, the relevant Subsidiary) has not imposed any restrictions on their ability to engage in trades. If the individual has not completed the trade within five business days of receiving the foregoing approval for the transaction, then the individual must re-confirm with the Chief Financial Officer or the Chief Executive Officer of the Company, as set forth above, the individual’s intent to execute a transaction and must re-verify the nonexistence of any restrictions on such transaction. Before each transaction in Formula’s or its Subsidiaries’ securities, each such officer or director should contact the Chief Financial Officer or the Chief Executive Officer of the Company, as set forth above, regarding (1) compliance with Rule 144 under the U.S. Securities Act of 1933, which contains guidelines for the sale of privately issued securities and sales by affiliates of the Company, if such sales are not covered by an effective registration statement, to the extent applicable, and (2) the reporting of purchases and sales of securities under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through the filing of a Form 4 with the SEC. From time to time, Formula may require compliance with the pre-clearance process from certain additional Insiders and Representatives thereof. Each of the Chief Financial Officer and the Chief Executive Officer of the Company may, at his or her discretion, consult with other officers and/or directors of Formula as well as with outside counsel with respect to the foregoing, and may delay his or her response to any director or officer who wishes to trade as set forth above until such consultations are completed. None of the Chief Financial Officer, the Chief Executive Officer, the Company or any other person with whom any of them consults will be liable towards any person with respect to any delay in the grant of approval for any trade proposed by such person. In addition, any person affecting a trade in Formula’s or its Subsidiaries’ securities will remain liable for any violation of any applicable law, rule or regulation resulting from such trade.

VII.	Specific Requirements

1. Disclosure. Prior to disclosure to any third party, any Insider within the Company who is aware of any material information concerning the Company that has not been disclosed to the public should report the intention to disclose such information promptly to the Chief Financial Officer or the Chief Executive Officer of the Company, as set forth above, and obtain approval to disclose.

2. Short Selling and Derivatives. All Insiders, Representatives, and Related Parties are prohibited from engaging in hedging, short-term or speculative transactions (including short-selling) in Formula’s or its Subsidiaries’ securities or engaging in transactions involving Formula-based or Subsidiary-based derivative securities. Derivative securities are options, warrants, share appreciation rights or similar rights whose value is derived from the value of an equity security, such as Formula ordinary shares. This prohibition includes, but is not limited to, trading in Formula-based or Subsidiary-based put and call option contracts, transacting in straddles, and the like. However, holding and exercising options or other derivative securities granted under Formula’s or its Subsidiaries’ share incentive plans are not prohibited by this Policy.

3. Open Orders. Any Insider, Representative, or Related Party who has placed a limit order or open instruction to buy or sell Formula’s or its Subsidiaries’ securities and who does not cancel such instructions prior to commencement of a blackout period shall not be entitled to amend such limit order or open instruction until expiration of such blackout period.

4. Reporting Transactions Under Section 16. For purposes of ensuring compliance with their reporting obligations under Section 16 of the Exchange Act, which reporting will be coordinated by the Company, all directors and those officers designated by the Company as Section 16 officers (or their brokers acting on their behalf) are required to notify the Company’s Chief Financial Officer in writing before the close of business on the day of the execution of a transaction by them, as to the complete details of such transaction (i.e., date, type of transaction, number of shares/ADSs, and price) involving the Company’s equity securities, including gifts, transfers, pledges and all transactions under Qualified Trading Plans (as described in Section VII, 5(e) below) and other trading plans.

5. Exceptions. The only exceptions to the Policy are set forth below. It does not matter that the Insider may have decided to engage in a transaction before learning of the material nonpublic information or that delaying the transaction might result in economic loss. It is also irrelevant that publicly disclosed information about the Company might, even aside from the material nonpublic information, provide a substantial basis for engaging in the transaction. You simply cannot trade in Formula’s or its Subsidiaries’ securities while in possession of material nonpublic information about the Company or its Subsidiaries’. The only exceptions to the Policy are as follows:

(a)	Exercise of an option under Formula’s or its Subsidiaries’ share incentive plans. Note that this exception does not include a subsequent sale of the shares acquired pursuant to the exercise of the option under Formula’s or its Subsidiaries’ share incentive plans, except that an option holder may, during an open window, give any trustee or other third party which is the administrator of Formula’s or its Subsidiaries’ share incentive plans, irrevocable written instructions to exercise such options and sell the underlying shares, even if such sale is consummated during a blackout period.

(b)	Bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy. Whether a gift is truly bona fide will depend on the circumstances surrounding each gift. The more unrelated the donee is to the donor, the more likely the gift would be considered “bona fide” and not a “transaction.” For example, gifts to charities, churches and service organizations would clearly not be “transactions.” On the other hand, gifts to dependent children followed by a sale of the “gift” securities in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, make the gift non-bona fide and a transaction that is prohibited during a blackout period under this Policy.

(c)	Any transfer of Formula’s or its Subsidiaries’ securities to a brokerage account if the securities remain in your name following such transfer.

(d)	Any transaction specifically approved in writing in advance by the Chief Financial Officer of the Company, as set forth above.

(e)	The restrictions under this Policy shall not apply to purchases or sales made pursuant to a Qualified Trading Plan. For purposes of this exception, a “Qualified Trading Plan” is a written plan for buying or selling Formula’s or its Subsidiaries’ securities which meets each of the following requirements:

(1)	the plan is submitted and approved by the Chief Financial Officer of the Company, as set forth above, at least five days before adoption by the Insider, Representative or Related Person;

(2)	the plan is adopted by the Insider, Representative, or Related Party during a period when the quarterly window is open (i.e., there is no Regular Blackout Period then ongoing) and there is no Special Blackout Period in effect;

(3)	the plan is adopted by the Insider, Representative, or Related Party during a period when the Insider Representative, or Related Party is not in possession of material nonpublic information;

(4)	the plan is adhered to strictly by the third party (usually, a broker or bank) effecting transactions for the Insider, Representative, or Related Party under the plan;

(5)	the plan either (a) specifies the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; (b) includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; or (c) does not permit the Insider, Representative, or Related Party to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the plan, does exercise such influence must not be aware of the material nonpublic information when doing so;

(6)	the plan includes the applicable “cooling off” period required following adoption and before transactions commence under the plan as provided under Rule 10b5-1(c)(1)(ii) before purchases or sales commence under the plan; and

(7)	at the time it is adopted, the plan conforms to all other applicable requirements of Rule 10b5-1(c) under the Exchange Act, as then in effect.

VIII.	Acknowledgment

You have been provided a copy of this updated version of the Policy. If you are an existing Insider or Representative, you need not do anything further, as your receipt of this Policy and your continued service for the Company will be deemed an acknowledgment of its contents and an agreement to be bound by its terms. If you are a new Insider or Representative who begins to provide services to the Company after the date on which this Policy was last updated (which date appears at the top of the first page of the Policy), you should please sign the attachment acknowledging that you have read and agree to abide by this Policy in your transactions in Formula’s and its Subsidiaries’ securities and return it to Human Resources.

If you have any questions, please contact the Chief Financial Officer of Formula at: Asafb@formula.co.il

ACKNOWLEDGMENT

The undersigned, a new Insider or Representative who is receiving a copy of Formula Systems’ Insider Trading Policy for the first time, is signing below acknowledging that he or she has read and agreed to abide by Formula Systems’ Insider Trading Policy.

I received, reviewed and agree to be bound by Formula Systems’ Insider Trading Policy.

Dated:

Signature

Name

Title

Return this Acknowledgment to Human Resources.